January 9, 2007

Mail Room 4561

Paul Mann
President and Chief Executive Officer
Veridicom International, Inc.
Suite 500, 21 Water Street
Vancouver, British Columbia 98104-4023

> **Re: Item 4.02 Form 8-K**
> **Filed on September 26, 2006**
> **File No. 0-12382**

Dear Mr. Mann,

        We issued comments to you on the above captioned filing on September 28, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by January 12, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        If you have any questions, please call Megan Akst, Staff Accountant at (202) 551-3407.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief